

July 24, 2013

<u>Via E-mail</u>
Roger M. Slotkin
Chief Executive Officer
Big Clix, Corp.
3404 Oakcliff Road, Suite C6
Doraville, Georgia, 30340

> **Re: Big Clix, Corp.**
> **Form 8-K**
> **Filed July 19, 2013**
> **File No. 333-168403**

Dear Mr. Slotkin:

Our preliminary review of your current report raises several questions, which we have raised below.

1. Your Exchange Act reporting status is unclear to us. The facing page of your annual report on Form 10-K for the period ended June 30, 2012 indicates that you have a class of securities, your common stock, registered under Section 12(g) of the Exchange Act and you have checked the box indicating that you are required to file reports pursuant to Section 13 or Section 15(d) of the Act. However, a review of your reporting history does not reflect registration of a class of your securities pursuant to Section 12(g) of the Exchange Act, such as via a registration statement on Form 10 or Form 8-A. You also do not appear to be required to continue to file reports pursuant to Section 15(d) of the Exchange Act in connection with the registration statement on Form S-1 (file no. 333-168403) you originally filed on July 29, 2010. Accordingly, please tell us why you believe that you have a class of securities registered pursuant to Section 12(g) and why you believe you are required to file reports pursuant to the Exchange Act. Alternatively, either file a registration statement on Form 10 or Form 8-A, as applicable, to register a class of securities or file a Form 15 to deregister and terminate your reporting obligations, if you are eligible to do so.

2. Assuming you intend to continue to file reports pursuant to the Exchange Act, we note that you have not treated the transaction subject to the above-referenced Form 8-K as a change in shell company status as you have not provided the Form 10 information, as required by Item 2.01(f) of Form 8-K. We base this on your quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2013, where you indicate you were a shell company, as defined in Exchange Act Rule 12b-2, prior to the transaction. In this regard, we note that, as of March 31, 2013, you had no assets other than cash and cash equivalents, and your statement on page 2 of your Annual Report on Form 10-K for the fiscal year ended June 30, 2012 that you "[have] not yet implemented [your] business model and to date [have] generated no

revenues." Please provide us with your analysis for why you did not treat the transaction subject to the above-referenced Form 8-K as a change in shell company status, as required by Item 5.06 of Form 8-K and as a completion of acquisition of assets, as required by Item 2.01 of Form 8-K. Alternatively, please amend the above-referenced Form 8-K to include the disclosure required by Item 2.01(f) and 5.06 of Form 8-K and the financial statements required by Item 9.01(c) of Form 8-K.

3. We note your disclosure in the above-referenced Form 8-K that as a result of the Merger Agreement, Hydro Phi has acquired 79,830,141 shares of your common stock, representing approximately 79% of the issued and outstanding common shares of your company. Please provide us with your analysis for why you did not treat the transaction subject to the above-referenced Form 8-K as a change in control of your company, as required by Item 5.01 of Form 8-K. Alternatively, please amend the above-referenced Form 8-K to include the disclosure required by Item 5.01 of Form 8-K and the Form 10 information required by Item 5.01(a)(8) of Form 8-K.

4. We note your disclosure in the above-referenced Form 8-K regarding the departure and appointment of directors, and that you have entered into an agreement to sell equity securities in a transaction that is not registered under the Securities Act of 1933, as amended. Please provide us with your analysis as to why you did not treat these transactions subject to the above-referenced Form 8-K as required by Item 5.02 and 3.02 of Form 8-K. Alternatively, please amend the above-referenced Form 8-K to include the disclosure required by these items.

5. As a related matter, we remind you that we issued comments on May 22, 2013 on your annual report on Form 10-K for the period ended June 30, 2012 and we have yet to receive a response from you. Please tell us when you plan to respond to our comments.

We will not perform a detailed examination of your current report, and we will not issue additional comments at this time because to do so would delay the review of other disclosure documents. Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested information. Please contact Jennifer López, Staff Attorney at (202) 551-3792 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director